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STUART STRAUSS stuart.strauss@dechert.com +1 212 698 3529 Direct +1 212 698 0452 Fax

July 25, 2012

Via Electronic Transmission

Elizabeth G. Osterman, Associate Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	J.P. Morgan Exchange-Traded Fund Trust, et al. (File No. 812-14045)
Request for Withdrawal of Application

Dear Ms. Osterman:

On June 12, 2012, J.P. Morgan Exchange-Traded Fund Trust and other applicants (the “Applicants”) filed an application for an order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, under Section 12(d)(1)(J) granting an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act, and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act (the “Application”).

Applicants hereby respectfully request that the Application be withdrawn and that the Securities and Exchange Commission take no further action with respect thereto.

Should you have any questions, please call me at (212) 698-6529.

Sincerely,

/s/ Stuart M. Strauss

Stuart M. Strauss

cc:	Janet M. Grossnickle, Assistant Director

Frank J. Nasta, Esq.

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